SO 3/6/03

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SECURI 03014173 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B. C. Ziegler and Company 000061

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 North Main Street
(No. and Street)

West Bend (City) Wisconsin (State) 53095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Vredenbregt, Sr. VP, CFO, Treasurer, Controller (262) 334-5521
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

777 East Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Sr. VP, CFO, Treasurer, Controller

Title

Notary Public

N. D. Zuelsdorf

My commission expires September 21, 2003.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (Schedule I)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2002

(with Independent Auditor's Report Thereon)

KPMG

777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Board of Directors
B. C. Ziegler and Company:

We have audited the accompanying statement of financial condition of B. C. Ziegler and Company (the Company), a wholly owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of B. C. Ziegler and Company as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 28, 2003

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 2,718
Securities owned	53,888
Receivables, net of allowance of $4	4,070
Notes receivable	1,476
Property and equipment, net	5,351
Deferred income taxes	2,287
Other assets	4,442
Total assets	$74,232

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to broker-dealers	$27,686
Accrued compensation	10,568
Accounts payable	1,950
Accrued income taxes	876
Other liabilities and deferred items	2,726
Total liabilities	$43,806
Commitments	-
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	14,161
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	30,426
Total liabilities and stockholder's equity	$74,232

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands)

REVENUES:	
Investment banking	$30,730
Commission income	11,491
Investment management and advisory fees	9,707
Trading profits	5,689
Interest and dividends	1,606
Gain on sale of insurance operations	303
Other income	2,024
	61,550
EXPENSES:	
Employee compensation and benefits	39,589
Communications and data processing	6,159
Promotional	4,545
Occupancy	3,774
Brokerage commissions and clearing fees	3,045
Professional and regulatory	2,279
Investment manager and other	844
Interest	360
Other expenses	764
	61,359
INCOME BEFORE BENEFIT FROM INCOME TAXES	191
BENEFIT FROM INCOME TAXES	98
NET INCOME	$ 289

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2001	$1,552	$12,883	$13,872	$(195)	$28,112
Capital Contribution	-	2,025	-	-	2,025
Net income	-	-	289	-	289
BALANCE, December 31, 2002	$1,552	$14,908	$14,161	$(195)	$30,426

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 289
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,960
Loss on sale of property and equipment	60
Deferred income taxes	211
Change in assets and liabilities:	
Decrease (increase) in -	
Receivables	(315)
Securities owned	43,973
Other assets	(463)
Increase (decrease) in -	
Payable to broker-dealers	(51,403)
Accounts payable	1,438
Accrued compensation	2,057
Accrued income taxes	(307)
Other liabilities and deferred items	266
Net cash used in operating activities	(2,234)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of equipment	25
Payments received on notes receivable	576
Payments for issuance of notes receivable	(1,598)
Payments for capital expenditures	(1,964)
Acquisition of mutual fund intangible assets	(1,894)
Net cash used in investing activities	(4,855)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from Parent	2,025
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,064)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,782
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,718
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 364
Income taxes refunded during the year	$ 1

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002
(Dollars in thousands)

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company's primary businesses include the underwriting and sale of municipal and corporate debt securities for hospitals, continuing care retirement facilities, other health and long-term care providers, churches and independent schools as well as financial advisory, investment advisory, asset management, retail brokerage, investment trading and related financial services. These services are provided to institutions, businesses and retail customers.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of expenses, arising from debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and financial advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $359 at December 31, 2002 and are included in receivables.

Commission Income and Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities on behalf of its customers and earning commissions on the transactions. Commission income and related expenses are recorded on a settlement date basis which is not materially different from trade date. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the value of the assets in the accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized over the period in which services are performed.

Investment advisory and performance reporting services provided to independent financial advisors and institutions have specific expenses associated with those services. Those expenses include fees paid to the investment managers, outside independent financial advisors servicing the client, and custodians specifically related to the accounts. The expenses associated with those payments are included in investment manager and other expenses.

Securities Transactions-

Securities transactions are recorded on settlement date which is not materially different from trade date. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Securities owned are carried at market value or, in the event there is no readily identifiable market value, fair value as determined by management using market values of similarly traded securities. Unrealized gains or losses are reflected in income.

Income Taxes-

The Company is included in a consolidated Federal income tax return filed by its Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their respective contributions to consolidated taxable income.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Buildings are depreciated over 20 to 40 years. Furniture, fixtures, and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangible Assets-

Goodwill which represents the excess of purchase price over fair value of net assets acquired is $546 as of December 31, 2002. During 2002 the Company acquired intangible assets consisting of books, customer records, and other intangible assets associated with a mutual fund which were valued at $1,894. Both amounts are included in Other assets in the Statement of Financial Condition. Both the goodwill and the other intangible assets have an indefinite useful life and are not amortized.

The Company periodically evaluates the carrying amount of its goodwill and other intangible assets, considering such factors as historical profitability and projected future cash flows to determine whether the value of the assets is impaired. During 2002 there was no impairment.

Derivative Financial Instruments-

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, derivatives are recognized at fair value in the Statement of Financial Condition.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-

"Goodwill and Other Intangible Assets"-

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the useful lives of the respective assets.

In accordance with SFAS No. 142, the Company ceased amortizing goodwill totaling $546 as of the beginning of 2002. As a result, during the year ended December 31, 2002, the Company did not recognize amortization of goodwill totaling $52 that would have been recognized had the previous standards been in effect. The Company had no other purchased intangibles as of the beginning of 2002.

"Accounting for Impairment or Disposal of Long-Lived Assets"-

In August 2001, FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues of SFAS No. 121. The Company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements

"Accounting for Costs Associated with Exit or Disposal Activities"-

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under previous accounting guidance, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS No. 146 will spread out the reporting of expenses related to exit, disposal or restructuring activities initiated after December 31, 2002 because commitment to a plan to exit an activity, dispose of long-lived assets or restructure will no longer be the determining factor of when to record a liability for the anticipated costs. Instead, companies will record exit, disposal or restructuring costs when they are incurred (obligated) and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. Under SFAS No. 146, some of these costs might qualify for immediate recognition, others might be spread over one or more quarters, and still others might not be recorded until incurred in some much later period.

(3) Securities Owned-

Securities owned consists of trading securities at fair value, as follows:

Municipal bond issues	$49,643
Preferred stock	1,770
Institutional bond issues	1,708
Other	767
	$53,888

Municipal bond issues consist primarily of revenue bonds issued by state and local governmental authorities related to health care facilities. Institutional bond issues consist primarily of bonds issued by churches and independent schools.

Included in municipal bond issues at December 31, 2002 are $10,000 of bonds from one Illinois issuer, $9,138 from two Florida issuers, $9,800 from one Indiana issuer, $6,804 from one New Jersey issuer and $5,296 from one Pennsylvania issuer.

(4) Payable to Broker-Dealers-

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The relationship with the clearing brokers results in amounts payable for transaction processing and inventory purchases offset by fees earned, commissions, inventory sales and profits or losses on securities transactions. The amount payable to the clearing broker of $27,586 at December 31, 2002 relates primarily to the financing of inventory and is collateralized by securities with a market value of $53,163 owned by the Company. Interest expense incurred on this financing arrangement in 2002 was $281. The interest rate on this financing arrangement is 1.75% at December 31, 2002.

(5) Property and equipment-

Property and equipment consists of the following:

Property and equipment:	
Land and improvements	$ 346
Buildings	4,419
Furniture and equipment	12,978
Leasehold improvements	1,079
Property and equipment, at cost	18,822
Less accumulated depreciation	13,471
Property and equipment, net	$ 5,351

Total depreciation expense related to property and equipment was $1,960 in 2002.

(6) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 4.25% at December 31, 2002. Total interest expense incurred under this arrangement in 2002 was not significant. The Company had no amounts outstanding under this arrangement at December 31, 2002.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less. The Company had no amounts outstanding under this Agreement during 2002.

The Company sponsors the North Track family of mutual funds (the "Funds"). Certain Company officers also serve as officers of the Funds. The Company provides administrative, distribution, and investment advisory services for the Funds. Total fees for services earned from the Funds approximated $5,723 in 2002 and are included in investment

management and advisory fees in the Statement of Income. Amounts due from the Funds were $1,115 and are included in receivables in the Statement of Financial Condition.

The Company provides limited equity trading and operational support to EnvestnetPMC, a subsidiary of The EnvestNet Group, Inc. ("EnvestNet"). Total fees for these services were $33 in 2002. EnvestnetPMC provides the Company with reporting and reconciliation services for various asset based accounts. The Company paid EnvestnetPMC $40 for these services in 2002. The Parent has a minority interest in EnvestNet.

The Company, in order to attract qualified investment consultants to the retail brokerage operation, has extended credit to certain investment consultant employees. The credit is in the form of notes signed by the individual investment consultants. The balance of notes to employees, primarily investment consultants, is $1,476 as of December 31, 2002. The notes vary in maturity from one to five years, maturing in 2003 to 2007, and are at a market rate of interest ranging from 1.9% to 6.0%.

(7) <u>Line of Credit</u>-

The Company shares a bank line of credit with the Parent totaling $20,000. In accordance with normal banking practice, this line may be withdrawn at the discretion of the lender. The Company is required to maintain $330 as a compensating balance as of December 31, 2002 and there is no legal restriction on the withdrawal of this balance. The interest rate is the 30-day LIBOR plus 275 basis points which was 4.19% at December 31, 2002. Interest expense incurred in 2002 on this facility was not significant. There were no borrowings outstanding by the Company or the Parent at December 31, 2002.

(8) <u>Retirement Plans</u>-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a guaranteed Company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual Company contribution up to 6% of defined compensation for the year. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,256 in 2002, which were for guaranteed matching contributions and a 3% discretionary annual contribution.

(9) <u>Income Taxes</u>-

The income tax benefit for the year ended December 31, 2002, consisted of the following:

Current Federal benefit	$(309)
Deferred Federal provision	174
Deferred state provision	37
Total	$ (98)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2002 are as follows:

Deferred tax assets:	
Deferred income	$ 533
Deferred compensation	277
Fixed assets	80
Federal net operating loss carryforwards	662
State net operating loss carryforwards	333
Accrued expenses	514
Other	58
Total deferred tax assets	2,457
Deferred tax liabilities:	
Prepaid expenses	(170)
Net deferred tax assets	$2,287

The Company's deferred tax assets generated from federal and state net operating loss carryforwards expire in the years 2012 through 2022.

The following is a reconciliation of the statutory Federal income tax rate to the effective income tax rate:

Statutory Federal income tax rate	34%
State income taxes, net of related Federal tax effect	13
Tax-exempt interest income, net of related nondeductible interest expense	(208)
Nondeductible business expenses	54
Changes in prior year estimated taxes	56
Effective income tax rate	(51)%

Management believes that it is more likely than not that the deferred tax asset will be fully realized, therefore no valuation allowance was recorded as of December 31, 2002.

(10) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $7,073, which was $6,823 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The Company attempts to obtain commitments to sell the securities issues to customers. The Company had firm commitments to purchased debt securities of $820 at December 31, 2002.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 4.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the income of the Company. Income will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $1,314 at December 31, 2002.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases computer equipment under noncancelable agreements. Rental expense for 2002 was $3,541. Minimum lease payments for office space and computer equipment, are:

2003	2,788
2004	2,364
2005	2,191
2006	2,165
2007	2,101
Thereafter	2,135

In the normal course of business, the Company was named as defendant in certain lawsuits. These suits arose in connection with the Company's role as an underwriter in various securities offerings as well as a broker for customers. At December 31, 2002, one such lawsuit brought by an institutional investor who purchased a $5 million bond in a primary offering of securities was pending. The investor requested rescission under state securities laws. The Company settled the matter in January, 2003 under terms that are not expected to have a significant impact on the financial statements as of December 31, 2002.

The Company is also the subject of customer complaints and has also been named as a defendant in various legal actions arising from its securities and other businesses. The Company has established reserves for potential losses that may result from these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint

or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the results of operations could be significantly affected.

(12) Sale of Insurance Agency

In June, 2001, the Company sold its insurance agency. The gain recognized after all related expenses was $851 before taxes. The Company received cash of $591, net of transaction costs at closing and received $259 in 2002 related to the original closing of the sale. The sale agreement also required a contingent payment from the purchaser associated with retention of the customer base by the purchaser. In connection with the retention requirements of the sale agreement, an additional $303 was received and recorded as a gain in 2002.

B. C. Ziegler and Company

December 31, 2002

Computation of Net Capital Under Rule 15c3-1

Total stockholder's equity		$30,426,211
Deductions to determine net capital:		
Non-allowable assets:		
Partly secured & unsecured non-customer receivables	$ 3,263,708	
Investment in & receivables from related companies	283,884	
Land, buildings & equipment, net	5,350,663	
Prepaid expenses and other assets	5,012,023	
Deferred tax benefit	2,287,000	
Non-marketable securities	1,707,615	
Total non-allowable assets	$17,904,893	
Haircuts:		
Excess Fidelity Bond deduction	25,000	
Contractual securities commitments	57,400	
Trading & investment securities:		
U.S. Government securities	888	
Municipal securities	2,136,159	
All other securities	257,619	
Undue concentration	572,163	
Presumed marketability test applied to municipal securities	2,399,108	
Total haircuts	5,448,337	
Total deductions		23,353,230
Net capital		7,072,981
Net capital required		250,000
Excess net capital		$ 6,822,981

Statement Regarding rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding amended February 22, 2003, unaudited Form X-17-A-5 Part II filing as of December 31, 2002.

KPMG

777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
B. C. Ziegler and Company:

In planning and performing our audit of the financial statements of B. C. Ziegler and Company (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 28, 2003